EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense(1)	$340	$355	$381	$406	$430
Capitalized interest(1)	—	—	4	4	13
Portion of rental expense which represents interest factor(1)	178	228	273	251	215
Total Fixed Charges	$518	$583	$658	$661	$658

Earnings Available for Fixed Charges:
Pre-tax income	$568	$924	$1,090	$910	$934
Distributed equity income of affiliated companies	52	56	69	78	62
Add: Fixed charges	518	583	658	661	658
Less: Capitalized interest	—	—	(4)	(4)	(13)
Less: Net income attributable to noncontrolling interests	(11)	(18)	(23)	(20)	(28)
Total Earnings Available for Fixed Charges	$1,127	$1,545	$1,790	$1,625	$1,613

Ratio of Earnings to Fixed Charges	2.18	2.65	2.72	2.46	2.45

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Fixed Charges:
Interest expense(1)	$340	$355	$381	$406	$430
Capitalized interest(1)	—	—	4	4	13
Portion of rental expense which represents interest factor(1)	178	228	273	251	215
Total Fixed charges before preferred stock dividends pre-tax income requirements	518	583	658	661	658
Preferred stock dividends pre-tax income requirements	39	39	39	39	39
Total Combined Fixed Charges and Preferred Stock Dividends	$557	$622	$697	$700	$697
Earnings Available for Fixed Charges:
Pre-tax income	$568	$924	$1,090	$910	$934
Distributed equity income of affiliated companies	52	56	69	78	62
Add: Fixed charges before preferred stock dividends	518	583	658	661	658
Less: Capitalized interest	—	—	(4)	(4)	(13)
Less: Net income attributable to noncontrolling interests	(11)	(18)	(23)	(20)	(28)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$1,127	$1,545	$1,790	$1,625	$1,613

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.02	2.48	2.57	2.32	2.31
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(1)
Includes amounts related to discontinued operations. Refer to Note 4 - Divestitures in our Consolidated Financial Statements, which is incorporated by reference for additional information regarding our discontinued operations.